UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

DigiPath, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

253825 103

(CUSIP Number)

Todd Denkin

c/o DigiPath, Inc.

28720 Roadside Drive, Suite 128,

Agoura Hills, CA 91301

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 9, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253825 103	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Todd Denkin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,000,000
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 4,000,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 253825 103	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

 The name of the issuer is DigiPath, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal offices are located at 28720 Roadside Drive, Suite 128, Agoura Hills, CA 91301. The title of the class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock of the Issuer, par value $0.001 per share (the “Common Stock”).

Item 2.  Identity and Background.

  (a) Name of Person Filing: Todd Denkin.

(b) Address: c/o DigiPath, Inc. 28720 Roadside Drive, Suite 128, Agoura Hills, CA 91301

(c) [Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted]. Mr. Denkin is the president of the Issuer and a member of the Issuer’s board of directors.

(d) During the last five years, Mr. Denkin has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Denkin was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Mr. Denkin is an American citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

 On April 9, 2014, pursuant to an employment agreement by and between the Issuer and Todd Denkin (the “Employment Agreement”), in consideration of his employment as president of the Issuer, Mr. Denkin was issued 4,000,000 shares of the Issuer’s Common Stock.

Item 4.  Purpose of Transaction.

 The issuance of shares to Mr. Denkin in the Employment Agreement is to serve as part of his compensation package for his role as president of the Issuer. Mr. Denkin was also added as a member of the board of directors of the Company.

Item 5.  Interest in Securities of the Issuer.

 1. Common Stock owned by Todd Denkin

(a) Amount Beneficially Owned: 4,000,000

Percent of Class: 30.7%

(b) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 4,000,000

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition of: 4,000,000

(ii) Shared power to dispose or direct the disposition of: 0

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Employment Agreement

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 253825 103	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DigiPath, Inc.
April 18, 2014
Dated
/s/ Todd Denkin
Signature Todd Denkin / President
Name/Title